UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
NORTEL NETWORKS CORPORATION

(Exact name of registrant as specified in its charter)

CANADA	NOT APPLICABLE

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

8200 Dixie Road, Suite 100 Brampton, Ontario, Canada	L6T 5P6

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Common Shares, no par value Rights to Purchase Common Shares	Name of each exchange on which each class is to be registered New York Stock Exchange, Inc. New York Stock Exchange, Inc.
If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
Background
     Effective May 1, 2000, the corporation previously known as Nortel Networks Corporation, a Canadian corporation (“Old Nortel”), participated in a plan of arrangement under Canadian law through which the outstanding common shares of Old Nortel were exchanged for common shares of a newly formed Canadian corporation (the “Corporation”), which assumed the name “Nortel Networks Corporation,” and is the successor to Old Nortel for various purposes under the Securities Exchange Act of 1934. For further information regarding the restructuring, see the Corporation’s Current Report on Form 8-K filed May 1, 2000.
     Also effective May 1, 2000, the Corporation implemented a Shareholder Rights Plan, pursuant to a Shareholder Rights Plan Agreement (the “Original Agreement”) dated as of March 13, 2000 between the Corporation and Montreal Trust Company of Canada, as Rights Agent.
     Effective April 24, 2003, the Corporation implemented an amended and restated rights plan (the “2003 Rights Plan”), pursuant to an amended and restated shareholder rights plan agreement dated as of February 14, 2003 with Computershare Trust Company of Canada, as Rights Agent. Pursuant to an Assignment of Agencies Agreement dated January 15, 2001, the rights and obligations of Montreal Trust Company of Canada under the Original Agreement were assigned to Computershare Trust Company of Canada.
     On April 25, 2003, the Corporation filed an Amendment to the Registration Statement on Form 8-A/A, which amended and restated the Registration Statement on Form 8-A/A filed on May 1, 2000 and the Registration Statement on Form 8-A filed on April 28, 2000.
     Effective June 29, 2006, the Corporation implemented an amended and restated rights plan (the “Amended Rights Plan”), pursuant to an amended and restated shareholder rights plan agreement dated as of February 28, 2006 with Computershare Trust Company of Canada, as Rights Agent.
     This Amendment to the Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A/A filed on April 25, 2003, the Registration Statement on Form 8-A/A filed on May 1, 2000 and the Registration Statement on Form 8-A filed on April 28, 2000.
Description of Common Shares
     The authorized capital of the Corporation consists of an unlimited number of common shares without nominal or par value (the “Common Shares”) and an unlimited number of Class A Preferred Shares and Class B Preferred Shares, without nominal or par value, issuable in series (collectively, the “Preferred Shares”). There is no series of Preferred Shares outstanding at the date hereof.
     Common Shares
     Holders of Common Shares are entitled to one vote per share at all meetings of shareholders, except meetings at which only holders of other classes or series of shares of the Corporation are entitled to vote. Under the Corporation’s Restated Articles of Incorporation, each director of the Corporation must be elected by a resolution passed by not less than two-thirds of the number of votes attaching to the shares represented in person or by valid proxy at the meeting of shareholders at which the resolution is voted upon and carrying the right to vote on the resolution, as determined and certified by the scrutineers for that meeting or signed by all the shareholders entitled to vote on that resolution. These requirements contrast with the usual method of electing directors of a corporation organized under the Canada Business Corporations Act (the “CBCA”): that is, by an “ordinary resolution” passed by a majority of the votes cast by the shareholders who voted in person or by valid proxy in respect of that resolution.
     Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, holders of Common Shares have the right to receive any dividends declared and payable by the Corporation on Common Shares and the right to receive the remaining assets of the Corporation upon liquidation, dissolution or winding-up, if any, after payment of all debts and liabilities. Holders of Common Shares have no pre-emptive, redemption or conversion rights. All outstanding Common Shares of the Corporation will be fully paid and non-assessable.
     Preferred Shares
     The Board of Directors of the Corporation (the “Board”) is authorized from time to time to issue Class A Preferred Shares and Class B Preferred Shares in one or more series and determine, for any such series, by resolution before such issue, its designation, number of shares and respective rights, privileges, restrictions and conditions. The holders of Class A Preferred Shares are entitled to preference with respect to the payment of dividends and with respect to the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation over the holders of Class B Preferred Shares, and both classes of Preferred Shares are entitled to preference in such respects over the holders of Common Shares of the Corporation. Preferred Shares of each series of a class rank on a parity with Preferred Shares of each other series of the same class in such respects.
     The holders of Preferred Shares do not have the right to receive notice of, attend or vote at any meeting of shareholders of the Corporation except to the extent otherwise determined by the Board and set forth in the articles of amendment designating any series of Preferred Shares or when holders of Preferred Shares are entitled to vote as a class or as a series as provided in the CBCA and any statute that may be substituted therefor, as amended from time to time or as otherwise provided by law. Holders of Preferred Shares have no pre-emptive rights.
     The provisions attaching to a class of the Preferred Shares may be repealed, altered, modified or amended with such approvals as may then be required by the CBCA, currently including, where such shares are outstanding, at least two-thirds of the votes cast in respect thereof at a meeting or adjourned meeting of the holders of such class duly called for the purpose and at which a quorum is present.
     Investment Canada Act
     The Investment Canada Act (the “Act”) provides that an acquisition of more than 50 percent of the voting shares of a Canadian corporation carrying on a Canadian business by a non-Canadian as defined in the Act (which includes an individual, a government or an agency thereof, or a corporation, partnership, trust or joint venture, which is not Canadian or Canadian-controlled) is deemed to be an acquisition of control and, if the value of the Canadian business exceeds certain stipulated thresholds, is subject to Canadian Government administrative review and approval by the Minister of Industry (Canada) who must determine that the acquisition is likely to be of “net benefit” to Canada. The Act further provides that the acquisition of less than a majority but one-third or more of the voting shares of a Canadian corporation carrying on a Canadian business is presumed to be an acquisition of control of that corporation and subject to such review and approval unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares.
     Canadian Tax Matters
     The following is a general summary of certain Canadian income tax consequences generally applicable to holders of shares of the Corporation who, for purposes of the Income Tax Act (Canada) (the “Tax Act”), at all relevant times deal at arm’s length with and are not affiliated with the Corporation, are not resident or deemed resident in Canada, hold their shares for their own account as capital property, do not use or hold and are not deemed to use or hold their shares in or in the course of carrying on business in Canada, are not subject to special “mark-to-market” rules contained in the Tax Act relating to securities held by certain “financial institutions” as defined for the purposes of those rules, and are not insurers who carry on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). The summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and those regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this document (the “Proposed Amendments”) and the Corporation’s understanding of the current administrative practices of the Canada Revenue Agency. The summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada, or take into account or anticipate any other changes in law or practice. There can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all.
     This summary is of a general nature only, is not intended nor should it be construed to be legal or tax advice to any particular holder of shares of the Corporation and in particular does not take into account or anticipate the specific circumstances of any particular holder or address tax considerations peculiar to any holder subject to special provisions of the Tax Act. Accordingly, prospective holders of shares of the Corporation should consult their own tax advisors with respect to their particular circumstances.
     Dividends paid or credited (or deemed to have been paid or credited) on shares to a non-resident of Canada are generally subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate is subject to reduction under the provisions of a tax treaty between Canada and the country of which the holder is resident. Under the terms of the Canada-United States Income Tax Convention, 1980 (the “Convention”), the rate of non-resident withholding tax is generally reduced to 15% in the case of dividends paid or credited (or deemed to have been paid or credited) to a resident of the United States, within the meaning of the Convention, who is the beneficial owner of such dividends, but in some cases contemplated by the Convention may be further reduced or eliminated.
     Gains realized on the disposition of shares by a non-resident of Canada will not generally be subject to tax under the Tax Act unless such shares are or are deemed to be taxable Canadian property within the meaning of the Tax Act and the non-resident is not entitled to relief under a tax treaty between Canada and the non-resident’s country of residence. Shares which are listed on a prescribed stock exchange, which includes the New York Stock Exchange and The Toronto Stock Exchange, will generally not be taxable Canadian property of the holder unless, at any time during the five year period ending at the time of a disposition, the holder, persons with whom the holder did not deal at arm’s length or the holder and persons with whom the holder did not deal at arm’s length owned or had an interest in or option to acquire 25% or more of the issued shares of any class or series of shares of the Corporation.
     Certain United States Federal Income Tax Considerations
     The following summary describes the principal U.S. federal income tax consequences of the ownership and disposition of shares of the Corporation by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net basis in respect of the shares (a “U.S. Holder”). This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. In particular, this summary deals only with beneficial owners who will hold the shares as capital assets and does not address the tax treatment of a beneficial owner that owns 10% or more of the voting stock of the Corporation or that may be subject to special tax rules, such as banks, dealers in securities or currencies, traders in securities electing to mark to market, tax-exempt entities, insurance companies, persons that will hold the shares as a position in a “straddle” or a “conversion transaction” and persons that have a “functional currency” other than the U.S. dollar. This summary is based upon tax laws and practice of the United States as in effect on the date hereof, which are subject to change. Prospective investors should consult their own tax advisors as to the U.S. tax consequences of the purchase, beneficial ownership and disposition of the shares, including, in particular, the effect of any foreign, state or local tax laws.
     The gross amount of any cash dividends paid to a U.S. Holder by the Corporation with respect to the shares, including the amount of any Canadian taxes withheld therefrom, will be taxable as ordinary income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions by the Corporation in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the eligible U.S. Holder’s basis in the shares and thereafter as capital gain. Dividends paid by the Corporation will not be eligible for the dividends-received deduction allowed to U.S. corporations. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any dividends received in Canadian dollars which are not converted into U.S. dollars on the date the Canadian dollars are actually or constructively received by the U.S. Holders.
     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the shares of the Corporation will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the shares will be treated as qualified dividends if (i) the shares are readily tradable on an established securities market in the United States and (ii) the Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The shares are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Corporation’s audited financial statements and relevant market and shareholder data, the Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on the Corporation’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Corporation does not anticipate becoming a PFIC for its 2006 taxable year.
     Canadian withholding tax at the legally applicable rate will be treated as foreign income tax which U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. For U.S. foreign tax credit limitation purposes, dividends on the shares will be income from sources outside of the United States, and generally will constitute “passive income” or, in the case of certain U.S. Holders, “general limitation income.” Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

     Gain or loss realized by a U.S. Holder on the sale or other disposition of the shares will be subject to U.S. federal income taxation in an amount equal to the difference between such U.S. Holder’s tax basis in the shares and the amount realized on the disposition. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year, and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes.
     Information reporting and backup withholding may apply to payments of dividends on or proceeds from the sale or other disposition of the Corporation’s shares with respect to certain U.S. Holders. Such U.S. Holders generally will be subject to backup withholding at a rate of 28% unless the U.S. Holder is a corporation or other exempt recipient or provides certain certification, including a correct taxpayer identification number. Any withheld amount will generally be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.
Description of Rights
     The following is a summary of the principal terms of the Amended Rights Plan and is qualified in its entirety by reference to the text of the Amended Rights Plan, which is attached as Exhibit 3 hereto.
     Issuance and Trading of Rights
     One right (a “Right”) has been issued by the Corporation in respect of each Common Share issued to date and one Right will be issued in respect of each Common Share issued before the earlier of the “Separation Time” (as described below) and the “Expiration Time” (as described below).
     Notwithstanding the effectiveness of the Amended Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights have not been sent to shareholders of the Corporation. Until the Separation Time, or earlier termination or expiration of the Rights, the Rights are evidenced by and transferred with the associated Common Shares and the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with those Common Shares of the Corporation. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Common Shares. Each Right permits the holder to purchase from the Corporation one Common Share of the Corporation at an “Exercise Price” equal to three times the market price of a Common Share (determined as at the Separation Time) subject to adjustments and certain anti-dilution provisions.
     Separation of Rights
     The Rights will become exercisable and trade separately from the associated Common Shares at the “Separation Time”, which is generally the close of business on the eighth trading day after the earlier of:
     (a) the first date of public announcement that a person or a group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding voting shares other than as a result of (i) a reduction in the number of voting shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as discussed below); (iii) an acquisition of voting shares in respect of which the board of directors of the Corporation has waived the application of the Amended Rights Plan; or (iv) other specified exempt acquisitions in which shareholders of the Corporation participate on a pro rata basis; and
     (b) the date of commencement of, or the first public announcement of an intention of any person to commence, a “Take-over Bid” (other than a “Permitted Bid” or a “Competing Permitted Bid” as each such term is described below). A “Take-over Bid” is an offer to acquire Common Shares of the Corporation (or any other voting shares) or securities convertible into Common Shares or voting shares, where the shares subject to the offer, together with shares beneficially owned by that person (including its affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding voting shares of the Corporation.
     Notwithstanding the above, the Separation Time can be a later date as may from time to time be determined by the board of directors of the Corporation.
     As soon as practicable following the Separation Time, separate certificates evidencing Rights will be mailed to holders of record of Common Shares of the Corporation as of the Separation Time and the Right certificates will evidence the Rights.

     When Rights Become Exercisable
     After the Separation Time, each Right entitles the holder thereof to purchase one Common Share of the Corporation at the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in Event”), the Rights entitle the holder thereof (other than a holder who is an Acquiring Person) to receive upon exercise that number of Common Shares of the Corporation having an aggregate market price on the date of the Flip-in Event equal to twice the Exercise Price for the Exercise Price. For example, if the market price at the Separation Time (and at the time of the Flip-in Event) is $5.00, the holder of each Right would be entitled upon the occurrence of a Flip-in Event to purchase six Common Shares for a total price of $15.00 or $2.50 per share (a discount of 50% from the market price). In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be void. A Flip-in Event does not include acquisitions approved by the board of directors of the Corporation or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.
     Permitted Bid and Competing Permitted Bid
     The Amended Rights Plan continues to include a “Permitted Bid” concept whereby a Take-over Bid will not trigger the Rights if the bid meets certain conditions. A “Permitted Bid” is a Take-over Bid made by way of a take-over bid circular (which is a disclosure document required by Canadian securities legislation to be delivered with or as part of a Take-over Bid) and which complies with the following additional provisions:
     (a) the Take-over Bid is made to all registered holders of voting shares;
     (b) voting shares may be deposited under the bid at any time between the date of the bid and the date voting shares are first taken up or paid for, and any voting shares deposited under the bid may be withdrawn until taken up and paid for; and
     (c) the Take-over Bid must be open for at least 60 days and more than 50% of the outstanding voting shares held by “Independent Shareholders” (as described below) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if more than 50% of the voting shares are deposited and not withdrawn, an announcement of this fact must be made and the bid must remain open for a further 10 business day period.
     An “Independent Shareholder” is generally any holder of Common Shares other than an Acquiring Person, certain related parties and employee benefit and similar plans of the Corporation, unless the beneficiaries of the plan direct the manner in which the shares are to be voted or direct whether the shares are to be tendered to a Take-over Bid.
     The board of directors of the Corporation, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.
     A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of 35 days (the minimum period under Canadian securities legislation) after the date of the Competing Permitted Bid and the 60th day after the earliest date on which any other Permitted Bid or Competing Permitted Bid then in existence was made. The reduction in time for acceptance of a Competing Permitted Bid is designed to allow, as nearly as practicable, all bids to be dealt with by shareholders of the Corporation in substantially the same timeframe.
     Redemption and Waiver
     The Rights may be redeemed by the board of the directors of the Corporation, with the prior approval of the holders of the Corporation’s voting shares or Rights, as the case may be, at any time prior to the occurrence of a Flip-in Event at a redemption price of Cdn$0.0001 per Right. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid.
     The board of directors of the Corporation can waive the application of the Amended Rights Plan to enable a Take-over Bid made by means of a take-over bid circular to all registered holders of the Corporation’s voting shares to proceed. Where the board of directors exercises this waiver power for one Take-over Bid, the waiver will also apply to any other Take-over Bid made by means of a take-over bid circular to all registered holders of voting shares made prior to the expiry of any bid subject to such waiver.

          Protection Against Dilution
          The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares of the Corporation, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of holders of Rights.
          Institutional Investor Exemption
          Generally fund managers (for client accounts), managers or trustees of certain mutual funds (as well as the mutual funds), trust companies (acting in their capacities as trustees and administrators), crown agents (that manage public assets), statutory bodies (whose business includes the management of investment funds) and administrators or trustees of registered pension plans or funds (as well as the pension plans and funds) acquiring 20% or more of the voting shares of the Corporation (either directly and/or through associates and affiliates) are exempted from triggering a Flip-in Event, provided that for certain investors they are holding such securities in their ordinary course of business and in all cases they are not making, or are not part of a group making, a Take-over Bid (other than through certain limited transactions).
          Expiration and Renewal
          The Amended Rights Plan will remain in force until the “Expiration Time”, being the earlier of the “Termination Time” (the time at which the ability to exercise Rights terminates pursuant to the Amended Rights Plan) and the close of business on the date of the meeting of shareholders of the Corporation at which a resolution to continue the existence of the Amended Rights Plan is not approved by Independent Shareholders pursuant to the terms of the Amended Rights Plan.
          The Amended Rights Plan requires the board of directors of the Corporation to submit a resolution ratifying the continued existence of the Amended Rights Plan to the Independent Shareholders for their consideration and approval not later than the date of:
          (a) the annual meeting of shareholders of the Corporation to be held in 2009; and thereafter
          (b) the third annual meeting of shareholders of the Corporation held following the last shareholders’ meeting at which a resolution ratifying the continued existence of the Amended Rights Plan was approved by the Independent Shareholders pursuant to the terms of the Amended Rights Plan.
     Amendments to the 2003 Rights Plan
     The Amended Rights Plan, pursuant to the amended rights agreement, made certain minor amendments to the 2003 Rights Plan, including the following:
▪	The institutional investor exemption has been broadened to make it available to certain mutual funds (and their managers and trustees) and certain crown agents.

▪	Under the 2003 Rights Plan, institutional investors that had directly acquired 20% or more of the voting shares of the Corporation were (subject to certain conditions) exempted from triggering a Flip-in Event. The 2003 Rights Plan has been amended to provide that the institutional investor exemption will also apply to voting shares indirectly acquired by each of the institutional investors through their affiliates and associates.

▪	The 2003 Rights Plan had a six-year term ending at the close of business on the date of the annual meeting of shareholders of the Corporation to be held in 2009. The Amended Rights Plan, pursuant to the amended rights agreement, does not specify a fixed term. Rather, it has a “rolling” three-year renewal which requires that the Amended Rights Plan be reconfirmed and approved by shareholders in accordance with its terms no later than the third annual meeting of shareholders following the last meeting it was reconfirmed and approved.
     The Amended Rights Plan includes other minor amendments to the 2003 Rights Plan. These amendments were made to, among other things, reflect the fact that the 2003 Rights Plan has been amended by the amended rights agreement.

Item 2. Exhibits.

No.	Description

*1.	Restated Certificate of Incorporation and Restated Articles of Incorporation of Nortel Networks Corporation (filed as Exhibit 3 to Nortel Networks Corporation’s Current Report on Form 8-K dated October 18, 2000).

*2.	By-Law No. 1 of Nortel Networks Corporation (filed as Exhibit 3.2 to Nortel Networks Corporation’s Annual Report on Form 10-K for the year ended December 31, 2000).

3.	Amended and Restated Shareholder Rights Plan Agreement, dated as of February 28, 2006, between the Corporation and Computershare Trust Corporation of Canada, which includes the Form of Rights Certificate as Exhibit A thereto.

*	Incorporated by Reference.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NORTEL NETWORKS CORPORATION
Date: June 29, 2006

By:		/s/ Gordon A. Davies

	Name:	Gordon A. Davies
	Title:	General Counsel – Corporate and Corporate Secretary

By:		/s/ Katharine B. Stevenson

	Name:	Katharine B. Stevenson
	Title:	Treasurer